02 FEB 12 AM 8:49

SEC
Reference No. 82-5173

amadeus

02015071

Madrid, 8th February 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Amadeus Global Travel Distribution, S.A. (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Reference No. 82-5173

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

Dear Sirs:

We are furnishing the following information to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") which consists of information that the Company (i) has made or is required to make public pursuant to the laws of the Kingdom of Spain, its country of domicile, incorporation and organisation, (ii) has filed or is required to file with the exchanges on which its class A preferred shares, par value € 0.01, are listed and which has been made public by such exchanges.:

This is the first submission of documents after the end of fiscal year 2001 and there has not been any change in the list of information, set forth in Annex 1 to our letter dated 11 April, 2001 in accordance with Rule 12g3-2(b)(1)(ii), to be furnished by us to the Commission on a frequent periodic basis pursuant to Rule 12g3-2(b)(1)(iii).

The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A. SALVADOR DE MADARIAGA, 1 TELEPHONE. INT. + 34 - 915 820 100

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact either: Jacinto Esclapés Díaz or Tomás López Fernebrand, Amadeus Global Travel Distribution, S.A., Salvador de Madariaga 1, 28007 Madrid, Spain, telephone: +34 915 821 231, facsimile: +34 915 820 129; our Spanish counsel, Alejandro Ortiz, Linklaters, Zurbarán 28, 28010 Madrid, Spain, telephone: +34 91 399 6000, facsimile: +34 91 399 6001; or our United States counsel, Stephen A. Thierbach or Stephen J. Double of Linklaters, One Silk Street, London EC2Y 8HQ, telephone: +44 207 456 2000, facsimile: +44 207 456 2222.

Very truly yours,

Amadeus Global Travel Distribution, S.A.

By: ______________________

Jacinto Esclapés Díaz
Vice-Secretary of the Board

cc: Alejandro Ortiz
Stephen A. Thierbach
Stephen J. Double
Linklaters

Enclosures:

- Selected Consolidated Financial Information for the years ended December 31, 2001 and 2000.
- Reconciliation of IAS to Spanish GAAP.
- Management discussion and analysis.
- Press Release 4th Quarter/Full year 2001 Results (IAS).
- Information published in the Company´s web-site year 2002.

SEC
Reference No. 82-5173

Amadeus Global Travel Distribution, S.A.

Selected Consolidated Financial Information for the years ended December 31, 2001 and 2000
Prepared in accordance with
International Accounting Standards

(UNAUDITED)

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS)

ASSETS

	2001	2000
	(Unaudited)	
Current assets		
Cash and cash equivalents	18,611	38,921
Accounts receivable, net	139,459	150,890
Accounts receivable – affiliates, net	57,039	50,303
Loans receivable and advances – affiliates	4,573	1,719
Taxes receivable	37,642	31,027
Prepayments and other current assets	42,066	37,645
Total current assets	299,390	310,505
Tangible assets		
Land and buildings	129,329	128,961
Data processing hardware and software	381,567	330,866
Other	109,645	97,458
	620,541	557,285
Less accumulated depreciation	334,154	276,206
Net tangible assets	286,387	281,079
Intangible assets		
Patents, trademarks and licenses	81,493	83,578
Software development projects	213,609	133,476
Purchased contracts	255,717	202,720
Goodwill	157,467	137,887
Other	14,429	12,444
	722,715	570,105
Less accumulated amortization	299,458	218,356
Net intangible assets	423,257	351,749
Deferred income taxes	183,221	170,977
Loans receivable – affiliates	13,015	5,040
Investments in associates	148,081	165,680
Long-term investments, net	38,592	16,201
Total other non-current assets	382,909	357,898
Total non-current assets	1,092,553	990,726
Total assets	1,391,943	1,301,231

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS)

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
	(Unaudited)	
Current liabilities		
Accounts payable	191,447	186,738
Accounts payable – affiliates	31,933	52,059
Dividends payable	-	52,177
Debt payable within one year	185,723	134,531
Current obligations under finance leases	10,019	13,253
Income taxes payable	6,474	2,478
Other current liabilities	68,263	54,217
Total current liabilities	493,859	495,453
Long-term liabilities		
Long-term debt	71,906	128,082
Obligations under finance leases	116,310	125,013
Deferred income taxes payable	74,155	36,179
Other long-term liabilities	43,877	40,017
Total long-term liabilities	306,248	329,291
Shareholders' equity		
Share capital	27,898	33,437
Additional paid-in capital	419,357	435,111
Treasury shares	(51,592)	(35,725)
Retained earnings	196,685	43,314
Cumulative translation adjustments	(512)	350
Total shareholders' equity	591,836	476,487
Total liabilities and shareholders' equity	1,391,943	1,301,231

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS)

	2001	2000
	(Unaudited)	
Revenue	1,785,124	1,563,591
Cost of sales	1,417,628	1,238,794
Gross profit	367,496	324,797
Selling, general and administrative expenses	102,553	68,191
Operating income	264,943	256,606
Other income (expense)		
Interest expense, net	(24,333)	(16,088)
Exchange gains (losses)	(193)	(12,674)
Other income (expense), net	16,507	(19,135)
Income before income taxes	256,924	208,709
Income taxes	100,086	71,701
Income after taxes	156,838	137,008
Equity in income (losses) from associates	(24,115)	(12,215)
Net income	132,723	124,793
Basic earnings per class "A" share, in EURs	0.23	0.21
Basic earnings per class "B" share, in EURs	-	-
Diluted earnings per class "A" share in EURs	0.23	0.21
Diluted earnings per class "B" share in EURs	-	-

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, (EXPRESSED IN THOUSANDS OF EUROS)

	2001 (Unaudited)	2000
Cash flows from operating activities		
Operating income	264,943	256,606
Adjustments for:		
Depreciation and amortization	157,777	125,046
Operating income before changes in working capital:	422,720	381,652
Accounts receivable	8,475	(28,882)
Taxes receivable	(5,355)	26,499
Other current assets	(4,272)	(17,850)
Accounts payable	(14,201)	57,186
Other current liabilities	5,746	(2,318)
Other long-term liabilities	19,920	1,959
Cash provided from operating activities	433,033	418,246
Taxes paid	(74,361)	(62,159)
Net cash provided from operating activities	358,672	356,087
Cash flows from investing activities		
Additions to tangible assets	(83,568)	(81,224)
Additions to intangible assets	(131,520)	(99,636)
Investment in subsidiaries and associates	(40,163)	(110,455)
Interest received	2,835	6,000
Sundry investments and deposits	(9,076)	(10,119)
Disposals of treasury shares	329	-
Loans to third parties	(3,820)	(3,844)
Loans receivable from affiliates	(10,619)	2,584
Cash proceeds collected/(paid) - derivative agreements	(37,714)	(33,718)
Disposals of sundry investments	19,895	1,074
Dividends received	6,678	9,268
Proceeds obtained from disposal of fixed assets	7,233	11,001
Net cash used in investing activities	(279,510)	(309,069)
Cash flows from financing activities		
Proceeds from borrowings	300,447	285,213
Repayments of borrowings	(305,537)	(270,109)
Interest paid	(28,963)	(20,361)
Redemption of class "B" shares	(554)	(390)
Dividends paid	(52,177)	-
Proceeds from sale and lease back agreement	-	762
Payments of finance lease liabilities	(12,410)	(19,038)
Net cash used in financing activities	(99,194)	(23,923)
Effect of exchange rate changes on cash and cash equivalents	(278)	100
Net increase / (decrease) in cash and cash equivalents	(20,310)	23,195
Cash and cash equivalents at beginning of period	38,921	15,726
Cash and cash equivalents at end of period	18,611	38,921

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS)

	Share capital	Additional paid-in capital	Treasury shares	Retained earnings (accumulated deficit)	Cumulative translation adjustments	Total
Balance as of December 31, 1999	37,338	424,067	(38,152)	(14,770)	9,226	417,709
Gains (losses) not recognized in the statement of income	-	8,617	-	(15,616)	(8,876)	(15,875)
Dividends on account	-	-	-	(52,177)	-	(52,177)
Disposals of treasury shares	-	2,427	2,427	(2,427)	-	2,427
Redemption of class "B" shares	(3,901)	-	-	3,511	-	(390)
Net income for the period	-	-	-	124,793	-	124,793
Balance as of December 31, 2000	33,437	435,111	(35,725)	43,314	350	476,487
Accounting for financial instruments	-	-	-	(203)	(5,948)	(6,151)
Other gains (losses)	-	-	-	-	5,086	5,086
Gains (losses) not recognized in the statement of income	-	-	-	(203)	(862)	(1,065)
(Acquisitions) / disposals of treasury shares	-	(15,754)	(15,867)	15,867	-	(15,754)
Redemption of class "B" shares	(5,539)	-	-	4,984	-	(555)
Net income for the period	-	-	-	132,723	-	132,723
Balance as of December 31, 2001 *(Unaudited)*	27,898	419,357	(51,592)	196,685	(512)	591,836

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

RECONCILIATION OF IAS FINANCIAL STATEMENTS TO SPANISH GAAP FINANCIAL STATEMENTS WITH REGARD TO NET INCOME AND SHAREHOLDERS' EQUITY AS OF DECEMBER 31, 2001

RECONCILIATION OF IAS FINANCIAL STATEMENTS TO SPANISH GAAP FINANCIAL STATEMENTS WITH REGARD TO NET INCOME AND SHAREHOLDERS' EQUITY.

Amadeus Global Travel Distribution, S.A. ("the Company") and its consolidated subsidiaries ("the Group") prepares its consolidated statutory annual accounts in accordance with generally accepted accounting principles in Spain (Spanish GAAP). The Group also prepares consolidated financial statements in accordance with International Accounting Standards ("IAS"). In general, the classifications of balances in the financial statements differ under Spanish GAAP and International Accounting Standards and different levels of disclosure are also required in the respective notes. Furthermore, under Spanish GAAP it is not obligatory to include statements of cash flow, nor a calculation of earnings per share.

The main differences affecting net income and shareholders' equity for the years ended 31 December 2001 and 2000 are set out below. Figures are expressed in thousand (K) Euros, unless otherwise stated.

Reconciliation of Net Income

	Note	For the years ended December, 31 2001 (Unaudited)	2000
Net Income-Spanish GAAP		**92,346**	**81,095**
Adjustments for IAS purposes:			
Acquisition of Amadeus Operations KG	1	23,826	23,826
Treasury shares	2	355	-
Public Offering expenses	3	4,046	4,913
Unrealised exchange gains	4	(4,848)	7,635
Accounting for financial instruments	5	927	-
Equity related instruments	6	16,071	7,324
Net Income-IAS		**132,723**	**124,793**

Reconciliation of Shareholders' Equity

	Note	For the years ended December, 31 2001 (Unaudited)	2000
Shareholders' equity Spanish GAAP		**761,767**	**670,832**
Adjustments for IAS purposes:			
Acquisition of Amadeus Operations KG	1	(142,458)	(166,286)
Treasury shares	2	(51,124)	(35,725)
Public Offering expenses	3	(8,899)	(18,604)
Unrealised exchange gains	4	5,475	10,329
Accounting for financial instruments	5	(6,002)	-
Equity related instruments	6	33,077	15,941
Shareholders' equity-IAS		**591,836**	**476,487**

Explanatory analysis of differences

1. Acquisition of Amadeus Operations KG

In accordance with IAS, the acquisition of Amadeus Data Processing GmbH and Co. KG (Amadeus Operations KG - a German company), which took place at the end of 1997, was accounted for in a manner similar to a pooling of interests. Accordingly, the prior periods' financial statements, prepared in accordance with IAS, included the combined results of operations, financial position and cash flows of Amadeus Operations KG as though it had always been a subsidiary of the Company. The price paid to the shareholders was accounted for as a reduction in shareholders' equity (retained earnings), while the deferred tax asset corresponding to the tax credit for the future amortization of goodwill was accounted for as an increase in shareholders' equity (retained earnings). In accordance with Spanish GAAP, this transaction was accounted for as an acquisition, recording the resulting goodwill, which is being amortized over a period of 10 years.

2. Treatment of acquired treasury shares

In accordance with IAS, treasury shares must be shown in the balance sheet as a deduction from Shareholders' equity. Under Spanish GAAP, treasury shares are presented as assets at the lower of cost or market.

3. Public Offering expenses

In accordance with IAS, expenses relating to the Public Offering for subscription of shares are considered as a reduction in Shareholders' equity and deducted from additional paid-in capital. Under Spanish GAAP, such expenses are capitalised and amortised over a period of five years.

4. Unrealized exchange gains

In accordance with IAS, unrealized exchange gains are recognized currently in the statement of income. Under Spanish GAAP, in general terms, unrealized exchange gains are deferred until they are realized.

5. Accounting for financial instruments

The Group uses certain financial instruments to hedge certain currency and interest rate exposures. On January 1, 2001 IAS 39 "Financial Instruments: Recognition and Measurement" became effective and was implemented by the Group. The primary impact of adopting this new accounting standard was to implement hedge accounting. Under IAS, these hedging transactions are being accounted for as follows:

a) Cash flow hedges (i.e. foreign currency revenue flows or interest expense flows): Unrealized gains or losses obtained from re-measurement to fair value are included directly in retained earnings.
b) Net equity investments (i.e. the net equity of subsidiaries with balance sheets denominated in foreign currency): Unrealized gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments.
c) Fair value hedges (i.e. monetary assets or liabilities denominated in foreign currency): Unrealized gains or losses obtained from re-measurement to fair value are included in the statement of income.
d) Unrealized gains or losses from components of financial instruments that do not qualify for hedging treatment are accounted for directly in the statement of income.

The Group has also implemented hedge accounting for Spanish GAAP purposes as follows:

a) Cash flow hedges: No re-measurement to fair value is performed, except for monetary assets or liabilities which are designated as hedges of future cash-flows, in which case unrealised gains and losses resulting from remeasurement are deferred until the future forecasted transaction occurs.
b) Net equity investments: Unrealized gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments.
c) Fair value hedges: Unrealized gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income.

d) Unrealized losses from components of financial instruments which do not qualify for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

6. Equity related instruments

In conjunction with certain transactions the Group is party to certain equity related instruments. Under IAS these equity related instruments are accounted for as follows:

a) Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at market value, with unrealised gains or losses recorded in the statement of income.
b) Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are stated at the market value in force as of the date when the right was granted and are accounted for as additional paid-in capital, with no subsequent recognition of movements in fair value.
c) Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent measurement of the financial assets is done at their fair values, with unrealized gains or losses recorded in the statement of income. When fair value cannot be reliably determined, derivative financial assets are reflected in the balance sheet at amortised cost.
d) Investments in companies over which the Group does not have significant influence or control are recorded as financial assets, and measured at their fair values, with unrealized gains or losses recorded in the statement of changes in shareholders' equity. When fair value can not be reliably determined, these investments are reflected in the balance sheet at cost.
e) Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealised gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when there is no interim cash settlement feature, the equity swap agreements qualify as equity instruments and the underlying shares are treated as if they were treasury shares.

For Spanish GAAP purposes, in general, these equity related instruments are stated at market value as of the balance sheet date. Unrealised losses are accounted for in the statement of income and unrealised gains are recorded as deferred income on the balance sheet. However, the following additional items should be mentioned with respect to the sections referred to above: b) – this section does not apply for Spanish GAAP (see section a); d) - investments in companies over which the Group does not have significant influence are accounted for at the lower of cost or market; and e) - see section 2 of this document for differences in accounting for treasury shares.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Management discussion and analysis of financial conditions and results of operations for the quarter and the year ended 31 December 2001.

1. Summary

Revenue increased by 5.2 per cent to EUR 410.6m, for the three months ending 31 December 2001 compared with the same period of 2000. Operating income and net earnings, including special items, amounted to EUR 31.0m and EUR 15.0m, respectively for the three months ending 31 December 2001.

Revenue for the full year ending 31 December 2001 grew 14.2 per cent to EUR 1,785.1m and operating income grew by 3.2 per cent to EUR 264.9m compared with the same period of 2000. Net earnings, including special items, for the full year ending 31 December 2001 grew 6.4 per cent to EUR 132.7m compared with EUR 124.8m in the same period of 2000.

2. Fourth quarter highlights (for the three months ending 31 December 2001)

Total revenue for the quarter ended 31 December 2001, was EUR 410.6m, representing an increase of 5.2 per cent from EUR 390.4m in 2000.

Total bookings for the quarter ended 31 December 2001 were 83.5m, representing a decrease of 10.8 per cent from 93.6m in 2000. This reduction was as a direct consequence of the industry slowdown following the terrorist attacks in the US on 11 September 2001.

Total bookings for the quarter decreased outside the North American market by 9.1 per cent or 7.5m bookings. In the North American market bookings decreased by 23.6 per cent or 2.5m bookings compared to the same period last year. Air bookings decreased by 12 per cent compared with the same period last year representing a reduction of 10.3m bookings. Non-air bookings grew by 3.2 per cent.

Booking revenue declined by 4.6 per cent or EUR 14.7m over the same period of last year mainly driven by a reduction in booking volume which has been partly offset by price increases over last year.

Non-booking revenue increased by 30.5 per cent or EUR 20.1m. Contributing to this increase was EUR 22.2m additional revenue from Dynamic Availability, MIDT, marketing information products and e-commerce products as well as EUR 8.7m from certain IT services. These incremental revenues were partially offset by reductions in other areas such as Fare Quote.

Operating expenses for the quarter ended 31 December 2001 were EUR 379.6m, representing an increase of 7.5 per cent over the same period in 2000.

Cost of sales increased by 8.2 per cent or EUR 27.2m. This increase includes new business costs for e-Travel, eviaggi.com, Vacation.com and IT services.

Selling, general and administrative expenses represented 4.9 per cent of total revenue or EUR 20.3m. Excluding the provision for doubtful debts of EUR 3.8m, other selling general & administration expenses reduced against the same period of last year by EUR 2.5m due to savings in areas such as Advertising & promotion.

Operating income and EBITDA for the quarter ended 31 December 2001 were EUR 31m and EUR 74m, compared with EUR 37.4m and EUR 72.5m respectively for the same period in 2000.

Net earnings for the quarter ended 31 December 2001, excluding special items were EUR 6.2m, compared with EUR 6.5m for the same period in 2000.

Losses from associate companies, including amortisation of goodwill of EUR 3.8m, for the quarter ended 31 December 2001 amounted to EUR 9.1m compared to losses of EUR 7.7m for the quarter ended 2000. This is due to the incorporation of new associates which are in a start up phase, such as Atinera.

Net earnings, including special items, for the quarter ended 31 December 2001 amounted to EUR 15.0m, compared to losses of EUR 6.0m for the same period in 2000.

Special items for the quarter ended 31 December 2001 primarily include EUR 9.4m of unrealised after-tax gains compared to EUR 14.1m of unrealised after-tax losses in 2000 from the mark-to-market of equity swap agreements and warrants issued.

3. Highlights for the year ended 31 December, 2001

Total revenue for the year ended 31 December 2001, was EUR 1,785.1m, representing an increase of 14.2 per cent from EUR 1,563.6m for the same period in 2000.

Total bookings for the year ended 31 December 2001 were 386.1m, representing a decrease of 2 per cent from 393.9m in 2000. This was driven mainly by a 14.3 per cent decrease in bookings in the North American market. In Europe the reduction was 0.8 per cent or 2m bookings down from 251.6m in the prior year. This was partly compensated by an increase in the Rest of the World bookings of 2.1 per cent or 1.9m bookings. Air bookings decreased by 2.5 per cent and non-air bookings grew by 4.3 per cent.

Booking revenue grew by 6.4 per cent or EUR 85.9m, despite a 2 per cent drop in bookings. This growth is primarily due to price increases applied from 1 January 2001 combined with the strengthening of the USD against the Euro.

Non-booking revenue increased by 56.3 per cent or EUR 128.1m. Contributing to this increase was EUR 51.0m additional revenue from Dynamic Availability, MIDT, marketing information products and E-commerce products. The remaining increase mainly reflects revenue from the US travel agency consortia business amounting to EUR 34.2m and from certain IT services amounting to EUR 44.3m both of which commenced during the second half of 2000.

Operating expenses for the full year ended 31 December 2001 were EUR 1,520.2m, representing an increase of 16.3 per cent over the same period in 2000.

Cost of sales increased by 14.4 per cent or EUR 178.8m. Higher distribution costs, resulting from increases in travel agency incentives, acquisition of a controlling interest in an NMC and an increase in distribution fees relating to ATO/CTO bookings contributed by EUR

61.6m to this increase. The remainder mainly came from new business costs for e-Travel, eviaggi.com, and the full year impact of Vacation.com and IT services. These consortia and IT activities commenced during the second half of 2000.

Selling, general and administrative expenses represented 4.4 per cent of total revenue, excluding the provision for doubtful debts of EUR 23.4m. Other selling, general and administrative expenses increased over the previous year by EUR 16.4m reflecting mainly a strengthening of corporate and marketing resources to support the previously anticipated increased volume and the new lines of business.

Operating income and EBITDA for the year ended 31 December 2001 were EUR 264.9m and EUR 422.7m, respectively. The increase in operating income for the period was 3.2 per cent and the increase in EBITDA was 10.8 per cent.

Net earnings for the year ended 31 December 2001, excluding special items, were EUR 123.3m, compared to EUR 137.3m in 2000.

Losses from associate companies, including amortisation of goodwill of EUR 17.3m, for the full year ended 31 December 2001 amounted to EUR 24.1m compared to EUR 12.2m for the same period in 2000. This increase is mainly due to the impact online travel joint ventures launched during the second half of 2000.

Net earnings, including special items, for the full year ended 31 December 2001 were EUR 132.7m, an increase of 6.4 per cent compared to the same period of 2000.

Special items for the year ended 31 December 2001 include EUR 2.4m of unrealised after-tax gains from the mark-to-market of equity swap agreements and warrants issued and EUR 10.2m of after-tax gain as a result of the sale of 331,566 shares held in France Telecom, previously Equant shares.

4. Provision for taxes

During this year the company has seen an increase of several percentage points in its effective tax rate to 39 per cent. In the medium term this rate will continue to be affected by goodwill amortisation arising from some recent acquisitions, which is not deductible for tax purposes, as well as other permanent differences.

Based on the revised outlook for 2002, the company expects its effective tax rate for the fiscal year 2002 to be in the region of 39 per cent and going forward, to be in the range of 37 to 38 per cent once business activity returns to more normal levels.

5. Business review – 4th Quarter 2001

Travel Distribution

During the period Balboa Travel Inc., one of the top 50 corporate travel agencies in the USA, announced the selection of Amadeus as its primary global distribution system (GDS).

Elsewhere, further significant travel agencies elected to use Amadeus for their GDS and travel technology needs. Examples include Nouvelles Frontières, with over 180 offices in Europe, which started its migration to Amadeus in December.

In November bmi british midland, the UK's second largest airline, became an Amadeus System User airline following the successful migration of its sales and reservation services to Amadeus. bmi british midland becomes the seventh of fifteen Star Alliance member airlines to become Amadeus System Users. This week the Russian airline Aeroflot elected to become an Amadeus System User, joining over 100 other airlines.

Amadeus Ferry was strengthened following the incorporation of the product offering of Stena Line, Europe's largest ferry company. Amadeus Ferry is an innovative and fully automated Internet browser-based ferry information and booking tool, which serves the distribution needs of ferry companies in an efficient and cost-effective way.

Amadeus continues to build on its leadership position in providing customers with the technology and content to make a real difference for their businesses. This was underlined in November 2001, when the company announced the global launch of Amadeus Travel Assistance. This is the first fully integrated travel insurance reservation tool available on a GDS, providing policies from leading insurance groups such as AIG, AXA and Generali.

E-Commerce

US-based Adam's Mark Hotels and Resorts, one of the largest independently owned and operated companies in the hospitality industry, selected Amadeus to provide its next-generation Internet booking technology. This technology will help Adam's Mark serve the specialised needs of leisure, group and corporate travellers.

In November, Travellink.com began operations providing a full service online travel agency for small- and medium-sized business in Scandinavia. This new company was established as a joint venture between Amadeus, telecom company Tele2 and the airline SAS. It incorporates BroadVision®-Amadeus Travel Commerce, which was also launched in 2001, to provide the necessary personalisation, travel booking and e-commerce features in one convenient application.

During the period Amadeus entered into a global alliance with Extensity, a leading provider of Internet-based applications for employee relationship management. This will include the joint marketing of comprehensive online travel management solutions, including booking services as well as travel and entertainment reimbursement for businesses.

e-Travel, acquired in July, continued to make excellent progress. In December, using the latest available figures, e-Travel was able to confirm that its customers enjoy the highest average utilisation rates in the industry – some 23 per cent, which is more than double the utilisation rate it achieved in the previous year.

Meanwhile other Amadeus corporate travel solutions continue to grow in popularity, with new customers signed during the quarter such as Finland's Wärtsilä Corporation and Alstom, the global specialist in energy and transport infrastructure. Overall, Amadeus now helps fulfil the corporate travel booking needs of 230 of the world's leading corporations and institutions, across 23 countries.

In November, Amadeus announced a partnership with OpenTV, the world's foremost interactive television and media solutions company, to develop and market an interactive TV travel application.

Information Technology Services

During the quarter the company transferred the running of British Airways' (BA) passenger management systems from Heathrow, London to the Amadeus Data Processing Centre at Erding in Germany. This complex transition represents successful completion of a significant stage in the Amadeus IT partnership with British Airways. This transition also means 38 other airlines, including Air Jamaica and Gulf Air, airport authorities and ground handling companies, now use Amadeus for major aspects of their passenger management needs, that were previously fulfilled by BA's data systems.

In December 2001 Atinera completed its first year of operation. Atinera, a joint venture with Fourth Dimension Software (FDS), provides travel automation and management systems to the leisure travel industry worldwide. The company has now successfully launched in North America, Europe and Asia Pacific and has won customers ranging from Travelocity.com to Scandinavian Airline Systems.

Business Highlights – 2001

The following noteworthy events occurred during the year:

Amadeus share of global travel agency bookings increased by 1.1 percentage points in 2001. This success reflects the company's philosophy of viewing customers as partners and providing them the technology to underwrite their success in the highly competitive global marketplace.

The company reinforced its commitment to taking a significant share of the market for online managed travel services for businesses worldwide, with the acquisition of e-Travel - a leading US supplier of hosted corporate travel technology solutions.

Amadeus made further progress in creating a world-class IT services division, with the successful transition of the British Airways (BA) passenger management systems from BA to the Amadeus Data Processing Centre at Erding, in Germany.

The unique System User concept, whereby airlines outsource their sales and reservations services to Amadeus, won further customers such as bmi british midland and JAT Yugoslav Airlines.

In online travel technology and e-commerce solutions, prestigious customers such as SAM'S CLUB in the US, with 41 million members, ebookers.com and Opodo, the new European travel portal, opted for Amadeus as a key partner to develop their online travel businesses. With BroadVision of the US, a leader in e-business and One-To-One® personalisation technology, Amadeus launched BroadVision-Amadeus Travel Commerce TM. This provides online travel operators with further technology to differentiate their online portals and to create successful online travel sites
Although not immune from the impact on the travel industry, following the 11 September attacks, Amadeus has responded with a range of measures designed to ease the pain felt by key travel

intermediaries. These measures ranged from credits for cancellations made in the immediate aftermath of the attacks, to focused travel agency support measures and scaling back its 2002 price increases for customers. .

Finally, Amadeus became the first GDS to receive ISO 9001:2000 certification covering the practice and organisational requirements of managing successfully for quality. This represents further validation of an ongoing Amadeus commitment to provide its customers and partners with high quality service and productive business relationships.

6. Outlook 2002

At this early stage in 2002, the company expects to achieve flat growth in bookings for the year. Based on this scenario, and the evolution of other revenue generating areas, Amadeus is forecasting target revenue of around EUR 1,800m for the year. Similarly, our target for EBITDA is around EUR 440m.

During the year, Amadeus expects to strengthen further its position in the market for online corporate travel management, through leveraging its recent acquisition of e-Travel and continuing the global deployment of its home grown corporate booking solutions.

Note:
This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company, that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Selected financial information and operating statistics
For the three months period ended December 31, 2001
(Expressed in thousands EURO unless indicated)

	For the three months period ended December 31, 2001 **Excluding Special Items**			For the three months period ended December 31, 2001 **Including Special Items**		
	2001	2000	% change	2001	2000	% change
	(Unaudited)	(Unaudited)		(Unaudited)		
Revenue	410,560	390,366	5.2%	410,560	390,366	5.2%
Cost of sales	359,318	332,087	8.2%	359,318	332,087	8.2%
Selling, general and admin. expenses	20,254	20,877	(3.0%)	20,254	20,877	(3.0%)
Total operating expenses	379,572	352,964	7.5%	379,572	352,964	7.5%
Operating income	**30,988**	**37,402**	**(17.1%)**	**30,988**	**37,402**	**(17.1%)**
Other income (expense)						
Interest expense, net	(4,392)	(1,366)	221.5%	(5,254)	(3,178)	65.3%
Exchange gains (losses)	(235)	(10,541)	(97.8%)	(235)	(10,541)	(97.8%)
Other	(2,130)	(1,380)	54.3%	12,326	(23,011)	n/a
Income before income taxes	**24,231**	**24,115**	**0.5%**	**37,825**	**672**	**5528.7%**
Income taxes	8,943	9,830	(9.0%)	13,701	(1,084)	n/a
Income after taxes	**15,288**	**14,285**	**7.0%**	**24,124**	**1,756**	**1273.8%**
Equity in income (losses) from associates	(9,135)	(7,750)	17.9%	(9,135)	(7,750)	17.9%
Net earnings	**6,153**	**6,535**	**(5.8%)**	**14,989**	**(5,994)**	**n/a**
Other information						
Operating margin	7.5%	9.6%	(2.1 pp)	7.5%	9.6%	(2.1 pp)
EBITDA (1)	**74,015**	**72,536**	**2.0%**	**74,015**	**72,536**	**2.0%**
EBITDA margin	**18.0%**	**18.6%**	**(0.6 pp)**	**18.0%**	**18.6%**	**(0.6 pp)**
Goodwill amortization in Operating Expenses	2,642	1,440	83.5%	2,642	1,440	83.5%
Goodwill amortization in Associates	3,813	3,269	16.6%	3,813	3,269	16.6%
Total Goodwill Amortization	**6,455**	**4,709**	**37.1%**	**6,455**	**4,709**	**37.1%**
Booking information by Category (2)						
Air bookings	75,516	85,827	(12.0%)	75,516	85,827	(12.0%)
Non air bookings	7,978	7,727	3.2%	7,978	7,727	3.2%
	83,494	**93,554**	**(10.8%)**	**83,494**	**93,554**	**(10.8%)**
Booking information by Region (2)						
North America (3)	8,214	10,745	(23.6%)	8,214	10,745	(23.6%)
Europe	54,623	61,149	(10.7%)	54,623	61,149	(10.7%)
Rest of the world (ROW)	20,657	21,660	(4.6%)	20,657	21,660	(4.6%)
	83,494	**93,554**	**(10.8%)**	**83,494**	**93,554**	**(10.8%)**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousand bookings

(3) North America includes: USA, Canada & Pacific Islands

Certain amounts for prior periods have been reclassified to conform with the 2001 presentation

Selected financial information and operating statistics
For the twelve months period ended December 31, 2001
(Expressed in thousands EURO unless indicated)

	For the twelve months period ended December 31, 2001 **Excluding Special Items**			For the twelve months period ended December 31, 2001 **Including Special Items**		
	2001	2000	% change	2001	2000	% change
	(Unaudited)	(Unaudited)		(Unaudited)		
Revenue	1,785,124	1,563,591	14.2%	1,785,124	1,563,591	14.2%
Cost of sales	1,417,628	1,238,794	14.4%	1,417,628	1,238,794	14.4%
Selling, general and admin. expenses	102,553	68,191	50.4%	102,553	68,191	50.4%
Total operating expenses	1,520,181	1,306,985	16.3%	1,520,181	1,306,985	16.3%
Operating income	**264,943**	**256,606**	**3.2%**	**264,943**	**256,606**	**3.2%**
Other income (expense)						
Interest expense, net	(19,370)	(11,411)	69.7%	(24,333)	(16,088)	51.2%
Exchange gains (losses)	(193)	(12,674)	(98.5%)	(193)	(12,674)	(98.5%)
Other	(3,057)	(377)	710.9%	16,507	(19,135)	n/a
Income before income taxes	**242,323**	**232,144**	**4.4%**	**256,924**	**208,709**	**23.1%**
Income taxes	94,867	82,612	14.8%	100,086	71,701	39.6%
Income after taxes	**147,456**	**149,532**	**(1.4%)**	**156,838**	**137,008**	**14.5%**
Equity in income (losses) from associates	(24,115)	(12,215)	97.4%	(24,115)	(12,215)	97.4%
Net earnings	**123,341**	**137,317**	**(10.2%)**	**132,723**	**124,793**	**6.4%**
Other information						
Operating margin	14.8%	16.4%	(1.6 pp)	14.8%	16.4%	(1.6 pp)
EBITDA (1)	**422,719**	**381,653**	**10.8%**	**422,719**	**381,653**	**10.8%**
EBITDA margin	**23.7%**	**24.4%**	**(0.7 pp)**	**23.7%**	**24.4%**	**(0.7 pp)**
Goodwill amortization in Operating Expenses	13,155	4,875	169.8%	13,155	4,875	169.8%
Goodwill amortization in Associates	17,340	12,123	43.0%	17,340	12,123	43.0%
Total Goodwill Amortization	**30,495**	**16,998**	**79.4%**	**30,495**	**16,998**	**79.4%**
Booking information by Category (2)						
Air bookings	354,878	363,871	(2.5%)	354,878	363,871	(2.5%)
Non air bookings	31,261	29,982	4.3%	31,261	29,982	4.3%
	386,139	**393,853**	**(2.0%)**	**386,139**	**393,853**	**(2.0%)**
Booking information by Region (2)						
North America (3)	45,563	53,160	(14.3%)	45,563	53,160	(14.3%)
Europe	249,554	251,568	(0.8%)	249,554	251,568	(0.8%)
Rest of the world (ROW)	91,022	89,125	2.1%	91,022	89,125	2.1%
	386,139	**393,853**	**(2.0%)**	**386,139**	**393,853**	**(2.0%)**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousand bookings

(3) North America includes: USA, Canada & Pacific Islands

Certain amounts for prior periods have been reclassified to conform with the 2001 presentation

aMaDEUS

Press Release

4th Quarter/Full Year 2001 Results*

(for the period to 31 December 2001)

*Based on International Accounting Standards (IAS); 2001 figures unaudited.

- **Fourth quarter results beat expectations**
- **Amadeus increases its global market share in 2001**

Commenting on the results, Amadeus President and CEO **José Antonio Tazón** said:

"Fourth quarter revenue increased 5.2 per cent to EUR 410.6m, while net income was EUR 15.0m, compared with a loss of EUR 6.0m in the final quarter of 2000. These results were ahead of our expectations, given the difficult market conditions in the aftermath of the 11 September attacks in the US.

"Full year revenue for 2001 grew 14.2 per cent to EUR 1,785.1m. Net income for 2001 was EUR 132.7m, increasing from EUR 124.8m in 2000. Significantly, Amadeus grew its global share of travel agency bookings by over one percentage point in 2001.

"We have also taken steps to control costs and improve our organisational effectiveness, given the current market conditions. In the fourth quarter, such measures enabled us to realise some EUR 18m in cost savings.

"During the quarter Amadeus continued to make progress in its core business areas. In travel distribution, the benefits offered by the Amadeus System and our partnership approach attracted new customers such as Balboa Travel Inc. in the US, while in Europe Nouvelles Frontières began the migration of its offices to Amadeus.

"In IT services, we successfully transitioned the British Airways passenger management systems to the Amadeus data centre in Germany during the quarter. British Airways is on course to become an Amadeus System User later this month, by outsourcing its sales and reservation services to us.

"2002 has started with bookings continuing their recovery from the lows experienced in September last year. Despite this turnaround, at this early stage in the year, we remain cautious about the evolution of bookings in 2002 and anticipate flat growth. Our revenue target for the current year is around EUR 1,800m."

For further information please contact:

Miguel Vermehren
Director of Corporate and Marketing Communication
Amadeus Global Travel Distribution S A
Tel : +34 91 582 0160
Mobile: +34 609 00 41 66
Fax : +34 91 582 0188
E-mail : info@amadeus.net
Web site: www.amadeus.com

Fourth Quarter and Full Year 2001 Results*

* Based on International Accounting Standards (IAS); 2001 figures unaudited.

Madrid, 8 February 2002: Amadeus Global Travel Distribution (AMS: Madrid), a leading Global Distribution System (GDS) and travel industry technology provider, has today reported its fourth quarter and full year results for the period ended 31 December 2001.

The company's fourth quarter 2001 performance reflects the broad downturn in the global travel industry, following the attacks of 11 September in the US. Given this, Amadeus is reporting results for the period ahead of expectations.

Fourth Quarter 2001 Highlights (to 31 December 2001)

(In million EUR)	**Q4 2001**	**Q4 2000**	**Growth %**
Revenues	410.6	390.4	5.2%
EBITDA (1)	74.0	72.5	2.0%
Net Income (excluding special items)	6.2	* 6.5	(5.8%)
Net Income (including special items)	15.0	(6.0)	n/a
Bookings (millions)	83.5	93.6	(10.8%)

(1) EBITDA = operating income + operating depreciation and amortisation

Fourth quarter 2001 **Revenue** was EUR 410.6m, an increase of 5.2 per cent over the final quarter of 2000. Booking revenue for the quarter declined by 4.6 per cent, compared with the equivalent period in 2000, reflecting lower booking activity following the 11 September attacks in the US. Non-booking revenue performed strongly reaching EUR 86.2m, an increase of 30.5 per cent over the final quarter of 2000. This increase was mainly driven by airline IT services, marketing information and IT products.

Total **bookings** for the quarter ended 31 December 2001 were 83.5 million, 10.8 per cent below the same period in 2000. This reduction is a direct result of the 11 September events and the economic slowdown that mainly affected the US economy. Outside North America, bookings for the quarter declined by 9.1 per cent compared with the same period in 2000. In North America, the decline was 23.6 per cent for the quarter. During the period air bookings decreased by 12.0 per cent, while non-air bookings increased by 3.2 per cent, compared with the fourth quarter of 2000.

Operating expenses for the quarter were EUR 379.6m, an increase of 7.5 per cent over the same period in 2000.

Operating income for the quarter was EUR 31.0m, a decline of 17.1 per cent over the same period in 2000. **EBITDA** (operating income + operating depreciation and amortisation) was EUR 74.0m, 2.0 per cent ahead of the fourth quarter in 2000. The EBITDA margin for the quarter ended 31 December 2001 was 18.0 per cent, 0.6 percentage points below the equivalent figure in 2000.

Net Income for the quarter, excluding special items, was EUR 6.2m, a decline of 5.8 per cent over the same period in 2000.

Business review – 4th Quarter 2001

Travel Distribution (to travel agents and airline sales offices)
During the period **Balboa Travel Inc.**, one of the top 50 corporate travel agencies in the USA, announced the selection of Amadeus as its primary global distribution system (GDS). According to agency chairman and CEO, Joe da Rosa, Balboa Travel will see its "efficiency and productivity levels increase by up to 20 per cent, as a result of the time-saving scripting tools and enhanced GDS functionality in the Amadeus system."

Elsewhere, further significant travel agencies elected to use Amadeus for their GDS and travel technology needs. Examples include **Nouvelles Frontières**, with over 180 offices in Europe, which started its migration to Amadeus in December.

In November **bmi british midland**, the UK's second largest airline, became an Amadeus System User airline following the successful migration of its sales and reservation services to Amadeus. bmi british midland becomes the seventh of fifteen Star Alliance member airlines to become Amadeus System Users. This week the Russian airline **Aeroflot** elected to become an Amadeus System User, joining over 100 other airlines.

Amadeus Ferry was strengthened following the incorporation of the product offering of **Stena Line**, Europe's largest ferry company. Amadeus Ferry is an innovative and fully automated Internet browser-based ferry information and booking tool, which serves the distribution needs of ferry companies in an efficient and cost-effective way.

Amadeus continues to build on its leadership position in providing customers with the technology and content to make a real difference for their businesses. This was underlined in November 2001, when the company announced the global launch of Amadeus Travel Assistance. This is the first fully integrated travel insurance reservation tool available on a GDS, providing policies from leading insurance groups such as **AIG**, **AXA** and **Generali**.

E-Commerce
US-based **Adam's Mark Hotels and Resorts**, one of the largest independently owned and operated companies in the hospitality industry, selected Amadeus to provide its next-generation Internet booking technology. This technology will help Adam's Mark serve the specialised needs of leisure, group and corporate travellers.

In November, **Travellink.com** began operations providing a full service online travel agency for small-and medium-sized business in Scandinavia. This new company was established as a joint venture between Amadeus, telecom company Tele2 and the airline SAS. It incorporates BroadVision®-Amadeus Travel Commerce, which was also launched in 2001, to provide the necessary personalisation, travel booking and e-commerce features in one convenient application.

During the period Amadeus entered into a global alliance with **Extensity**, a leading provider of Internet-based applications for employee relationship management. This will include the joint marketing of comprehensive online travel management solutions, including booking services as well as travel and entertainment reimbursement for businesses.

e-Travel, acquired in July, continued to make excellent progress. In December, using the latest available figures, e-Travel was able to confirm that its customers enjoy the highest average utilisation rates in the industry – some 23 per cent, which is more than double the utilisation rate it achieved in the previous year.

Meanwhile other Amadeus corporate travel solutions continue to grow in popularity, with new customers signed during the quarter such as Finland's **Wärtsilä Corporation** and **Alstom**, the global specialist in energy and transport infrastructure. Overall, Amadeus now helps fulfil the corporate travel booking needs of 230 of the world's leading corporations and institutions, across 23 countries.

In November, Amadeus announced a partnership with **OpenTV**, the world's foremost interactive television and media solutions company, to develop and market an interactive TV travel application.

Information Technology Services

During the quarter the company transferred the running of **British Airways**' (BA) passenger management systems from Heathrow, London to the Amadeus Data Processing Centre at Erding in Germany. This complex transition, likened by BA's Chief Information Officer to "performing open heart surgery on the airline's core systems", represents successful completion of a significant stage in the Amadeus IT partnership with British Airways. This transition also means 38 other airlines, including Air Jamaica and Gulf Air, airport authorities and ground handling companies, now use Amadeus for major aspects of their passenger management needs, that were previously fulfilled by BA's data systems.

In December 2001 **Atinera** completed its first year of operation. Atinera, a joint venture with Fourth Dimension Software (FDS), provides travel automation and management systems to the leisure travel industry worldwide. The company has now successfully launched in North America, Europe and Asia Pacific and has won customers ranging from Travelocity.com to Scandinavian Airline Systems.

Full Year 2001 Highlights (to 31 December 2001)

(In million EUR)	2001	2000	Growth %
Revenues	1,785.1	1,563.6	14.2%
EBITDA (1)	422.7	381.7	10.8%
Net Income (excluding special items)	123.3	137.3	(10.2%)
Net Income (including special items)	132.7	124.8	6.4%
Bookings (millions)	386.1	393.9	(2.0%)

(1) EBITDA = operating income + operating depreciation and amortisation

Full year **revenue** for the year to 31 December 2001 was EUR 1,785m, an increase of 14.2 per cent on the previous year.

Total **bookings** for the year were 386.1m, a decrease of 2.0 per cent on 2000. The main contributory factor was the weak market conditions, notably in the US, during the fourth quarter of 2001.

Operating expenses for the year were EUR 1520.2m, representing an increase of 16.3 per cent over the year ended 31 December 2000.

Full year **operating income** for 2001 was EUR 264.9m, an increase of 3.2 per cent on the previous year. **EBITDA** (operating income + operating depreciation and amortisation) was EUR 422.7m, an increase of 10.8 per cent on the year ended 31 December 2000.

Net Income for the year, excluding special items, was EUR 123.3m representing a decline of 10.2 per cent on the previous year. Including special items, net income for 2001 was EUR 132.7m, a 6.4 per cent increase on 2000. Special items include an after-tax gain of EUR 10.2m, as a result of the sale of shares held in France Telecom, previously Equant shares.

Business Highlights – 2001

The following noteworthy events occurred during the year:

- Amadeus' share of global travel agency bookings increased by 1.1 percentage points in 2001. This success reflects the company's philosophy of viewing customers as partners and providing them the technology to underwrite their success in the highly competitive global marketplace

- The company reinforced its commitment to taking a significant share of the market for online managed travel services for businesses worldwide, with the acquisition of **e-Travel** - a leading US supplier of hosted corporate travel technology solutions
- Amadeus made further progress in creating a world-class IT services division, with the successful transition of the **British Airways** (BA) passenger management systems from BA to the Amadeus Data Processing Centre at Erding, in Germany
- The unique System User concept, whereby airlines outsource their sales and reservations services to Amadeus, won further customers such as **bmi british midland** and **JAT Yugoslav Airlines**
- In online travel technology and e-commerce solutions, prestigious customers such as **SAM'S CLUB** in the US, with 41 million members, **ebookers.com** and **Opodo**, the new European travel portal, opted for Amadeus as a key partner to develop their online travel businesses. With **BroadVision** of the US, a leader in e-business and One-To-One® personalisation technology, Amadeus launched BroadVision-Amadeus Travel Commerce TM. This provides online travel operators with further technology to differentiate their online portals and to create successful online travel sites
- Although not immune from the impact on the travel industry, following the 11 September attacks, Amadeus has responded with a range of measures designed to ease the pain felt by key travel intermediaries. These measures ranged from credits for cancellations made in the immediate aftermath of the attacks, to focused travel agency support measures and scaling back its 2002 price increases for customers.
- Finally, Amadeus became the first GDS to receive **ISO 9001:2000** certification covering the practice and organisational requirements of managing successfully for quality. This represents further validation of an ongoing Amadeus commitment to provide its customers and partners with high quality service and productive business relationships.

Outlook

At this early stage in 2002, the company expects to achieve flat growth in bookings for the year. Given this scenario, and the evolution of other revenue generating areas, Amadeus is forecasting target revenue of around EUR 1,800m for the year. On the same basis, the target for EBITDA is around EUR 440m.

During the year, Amadeus expects to strengthen further its position in the market for online corporate travel management, through leveraging its recent acquisition of e-Travel and continuing the global deployment of its home grown corporate booking solutions.

As an application service provider to the travel industry, Amadeus expects to attract new airline customers for its unique System User sales platform and for its passenger management services. The company is uniquely positioned to benefit from further airline outsourcing of key IT functions which, in the wake of 11 September, is expected to be an increasingly important driver of future airline profitability.

-END-

Note:
This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company, that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Amadeus Global Travel Distribution

Amadeus is a leading global distribution system (GDS) and technology provider serving the marketing, sales and distribution needs of the world's travel and tourism industries. Its comprehensive data network and database, amongst the largest of their kind in Europe, serve over 57,600 travel agency locations and more than 8,300 airline sales offices in some 200 markets worldwide.

Through the Amadeus System, travel agencies and airline offices are able to make bookings with some 450 airlines, representing more than 95 per cent of the world's scheduled airline seats. The system also provides access to approximately 57,000 hotels, 46 car rental companies serving some 24,000 locations, as well as serving other provider groups, including ferry, rail, cruise, insurance and tour operators.

Amadeus is a significant provider of information technology and an enabler of e-commerce for the travel industry. It also delivers the powerful booking engine behind the Web pages to 3,000 travel agencies, 170 corporate sites, 15 hotel sites and 123 web sites serving 34 airlines. Additionally, Amadeus provides similar e-commerce solutions for partners including Terra Lycos (Spain, Portugal and Latin America).

Founded in 1987, and fully operational from 1992, Amadeus is headquartered in Madrid, Spain. Its data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France. The company has some 4,000 employees worldwide.

Selected financial information and operating statistics
For the three months period ended December 31, 2001
(Expressed in thousands EURO unless indicated)

	For the three months period ended December 31, 2001 **Excluding Special Items**			For the three months period ended December 31, 2001 **Including Special Items**		
	2001 (Unaudited)	2000	% change	2001 (Unaudited)	2000	% change
Revenue	410,560	390,366	5.2%	410,560	390,366	5.2%
Cost of sales	359,318	332,087	8.2%	359,318	332,087	8.2%
Selling, general and admin. expenses	20,254	20,877	(3.0%)	20,254	20,877	(3.0%)
Total operating expenses	379,572	352,964	7.5%	379,572	352,964	7.5%
Operating income	**30,988**	**37,402**	**(17.1%)**	**30,988**	**37,402**	**(17.1%)**
Other income (expense)						
Interest expense, net	(4,392)	(1,366)	221.5%	(5,254)	(3,178)	65.3%
Exchange gains (losses)	(235)	(10,541)	(97.8%)	(235)	(10,541)	(97.8%)
Other	(2,130)	(1,380)	54.3%	12,326	(23,011)	n/a
Income before income taxes	**24,231**	**24,115**	**0.5%**	**37,825**	**672**	**5528.7%**
Income taxes	8,943	9,830	(9.0%)	13,701	(1,084)	n/a
Income after taxes	**15,288**	**14,285**	**7.0%**	**24,124**	**1,756**	**1273.8%**
Equity in income (losses) from associates	(9,135)	(7,750)	17.9%	(9,135)	(7,750)	17.9%
Net earnings	**6,153**	**6,535**	**(5.8%)**	**14,989**	**(5,994)**	**n/a**
Other information						
Operating margin	7.5%	9.6%	(2.1 pp)	7.5%	9.6%	(2.1 pp)
EBITDA (1)	**74,015**	**72,536**	**2.0%**	**74,015**	**72,536**	**2.0%**
EBITDA margin	**18.0%**	**18.6%**	**(0.6 pp)**	**18.0%**	**18.6%**	**(0.6 pp)**
Goodwill amortization in Operating Expenses	2,642	1,440	83.5%	2,642	1,440	83.5%
Goodwill amortization in Associates	3,813	3,269	16.6%	3,813	3,269	16.6%
Total Goodwill Amortization	**6,455**	**4,709**	**37.1%**	**6,455**	**4,709**	**37.1%**
Booking information by Category (2)						
Air bookings	75,516	85,827	(12.0%)	75,516	85,827	(12.0%)
Non air bookings	7,978	7,727	3.2%	7,978	7,727	3.2%
	83,494	**93,554**	**(10.8%)**	**83,494**	**93,554**	**(10.8%)**
Booking information by Region (2)						
North America (3)	8,214	10,745	(23.6%)	8,214	10,745	(23.6%)
Europe	54,623	61,149	(10.7%)	54,623	61,149	(10.7%)
Rest of the world (ROW)	20,657	21,660	(4.6%)	20,657	21,660	(4.6%)
	83,494	**93,554**	**(10.8%)**	**83,494**	**93,554**	**(10.8%)**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousand bookings

(3) North America includes: USA, Canada & Pacific Islands

Certain amounts for prior periods have been reclassified to conform with the 2001 presentation

Selected financial information and operating statistics
For the twelve months period ended December 31, 2001

(Expressed in thousands EURO unless indicated)

	For the twelve months period ended December 31, 2001 **Excluding Special Items**			For the twelve months period ended December 31, 2001 **Including Special Items**		
	2001	2000	% change	2001	2000	% change
	(Unaudited)			(Unaudited)		
Revenue	1,785,124	1,563,591	14.2%	1,785,124	1,563,591	14.2%
Cost of sales	1,417,628	1,238,794	14.4%	1,417,628	1,238,794	14.4%
Selling, general and admin. expenses	102,553	68,191	50.4%	102,553	68,191	50.4%
Total operating expenses	1,520,181	1,306,985	16.3%	1,520,181	1,306,985	16.3%
Operating income	**264,943**	**256,606**	**3.2%**	**264,943**	**256,606**	**3.2%**
Other income (expense)						
Interest expense, net	(19,370)	(11,411)	69.7%	(24,333)	(16,088)	51.2%
Exchange gains (losses)	(193)	(12,674)	(98.5%)	(193)	(12,674)	(98.5%)
Other	(3,057)	(377)	710.9%	16,507	(19,135)	n/a
Income before income taxes	**242,323**	**232,144**	**4.4%**	**256,924**	**208,709**	**23.1%**
Income taxes	94,867	82,612	14.8%	100,086	71,701	39.6%
Income after taxes	**147,456**	**149,532**	**(1.4%)**	**156,838**	**137,008**	**14.5%**
Equity in income (losses) from associates	(24,115)	(12,215)	97.4%	(24,115)	(12,215)	97.4%
Net earnings	**123,341**	**137,317**	**(10.2%)**	**132,723**	**124,793**	**6.4%**
Other information						
Operating margin	14.8%	16.4%	(1.6 pp)	14.8%	16.4%	(1.6 pp)
EBITDA (1)	**422,719**	**381,653**	**10.8%**	**422,719**	**381,653**	**10.8%**
EBITDA margin	**23.7%**	**24.4%**	**(0.7 pp)**	**23.7%**	**24.4%**	**(0.7 pp)**
Goodwill amortization in Operating Expenses	13,155	4,875	169.8%	13,155	4,875	169.8%
Goodwill amortization in Associates	17,340	12,123	43.0%	17,340	12,123	43.0%
Total Goodwill Amortization	**30,495**	**16,998**	**79.4%**	**30,495**	**16,998**	**79.4%**
Booking information by Category (2)						
Air bookings	354,878	363,871	(2.5%)	354,878	363,871	(2.5%)
Non air bookings	31,261	29,982	4.3%	31,261	29,982	4.3%
	386,139	**393,853**	**(2.0%)**	**386,139**	**393,853**	**(2.0%)**
Booking information by Region (2)						
North America (3)	45,563	53,160	(14.3%)	45,563	53,160	(14.3%)
Europe	249,554	251,568	(0.8%)	249,554	251,568	(0.8%)
Rest of the world (ROW)	91,022	89,125	2.1%	91,022	89,125	2.1%
	386,139	**393,853**	**(2.0%)**	**386,139**	**393,853**	**(2.0%)**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousand bookings

(3) North America includes: USA, Canada & Pacific Islands

Certain amounts for prior periods have been reclassified to conform with the 2001 presentation



All news from 2002

8 Feb 2002 4th Quarter/Full Year 2001 Results
Fourth quarter revenue increased 5.2 per cent to EUR 410.6m, while net income was EUR 15.0m, compared with a loss of EUR 6.0m in the final quarter of 2000. These results were ahead of our expectations, given the difficult market conditions in the aftermath of the 11 September attacks in the US.

5 Feb 2002 Aeroflot to transfer its sales and reservation services to Amadeus
The board of directors of Aeroflot Russian Airlines has approved the migration of the carrier's sales and distribution services to the Amadeus system in September 2002.

14 Jan 2002 Amadeus and Fourth Dimension Software announce successful first year for joint venture Atinera
Amadeus and Fourth Dimension Software marked the first anniversary of Atinera. In its first year of operation, Atinera has launched successfully and now services major clients around the world, including Travelocity.com and Scandinavian Airlines System.

9 Jan 2002 Travellink launches innovative business Travel Portal using BroadVision-Amadeus Travel Commerce
BroadVision and Amadeus announced that Travellink has launched its business travel portal, www.travellink.com, powered by BroadVision®-Amadeus Travel Commerce.